UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File Number 000-55585

CUSIP Number 39878L 100

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended:    June 30, 2020

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Grom Social Enterprises, Inc.
Full Name of Registrant

Former Name if Applicable

2060 NW Boca Raton Blvd. #6
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33431
City, State and Zip Code

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PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020 (the “Report”) by the prescribed date of August 14, 2020, without unreasonable effort or expense because the Registrant needs additional time to complete certain disclosures and analyses to be included in the Report due in part to the impact of the Covid 19 pandemic on its business operations. In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file the Report on or prior to the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification.

Melvin Leiner	(561)	728-5776
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

  Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

See Annex A attached.

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GROM SOCIAL ENTERPRISES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2020	By: /s/ Melvin Leiner Melvin Leiner, Chief Financial Officer

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Annex A

As previously reported, Grom Social Enterprises, Inc., a Florida corporation (the “Company”), has experienced significant disruptions to its business and operations due to circumstances related to COVID-19. Specifically, the Company has significant operations in Manila, Philippines, which was locked down by the government beginning on March 12, 2020, due to concerns related to the spread of COVID-19. As a result of the Philippines government’s call to contain COVID-19, the Company’s animation studio, located in Manila, Philippines, which generally accounts for the majority of the Company’s total revenues on a consolidated basis, has been mostly closed since March 2020. Although the government of the Philippines began easing restrictions in May 2020, an uptick in cases of COVID-19 has caused the government of the Philippines to put Manilla on lockdown once again. As a result, the Company expects that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020, including a decrease in revenues of approximately 20% - 25%. The Company has not yet finalized its financial statements for the fiscal quarter ended June 30, 2020. Therefore, the Company is not able to quantify the anticipated changes in its results of operations at this time.

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